November 9, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Stacie Gorman
Pam Howell

Re:	TMT Acquisition Corp
Amendment No. 8 to Registration Statement on Form S-1
Filed August 5, 2022
File No. 333-259879

Dear Ms. Gorman:

On behalf of TMT Acquisition Corp, a Cayman Islands company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 9 to Registration Statement on Form S-1 (the “Amended S-1”) in response to the comments of the staff (the “Staff”), dated August 22, 2022, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on August 5, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amended Registration Statement on Form S-1 filed August 5, 2022 Prospectus Cover Page, page i

1. We partially reissue comment 2. Please provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers being based in or having significant ties to China. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, the Company has included the requested disclosure on the prospectus cover page and page 7 of the Amended S-1.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

November 9, 2022

Summary, page 1

2. We reissue comment 4. Please disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. To the extent you determine permissions are not needed, including the CAC disclosures in the risk factors section, please disclose the basis for your determination. To the extent you relied upon the opinion of counsel, please file the consent as an exhibit. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, or (ii) inadvertently conclude that such permissions or approvals are not required and your directors and officers are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has included the requested disclosure on page 7 of the Amended S-1.

3. We note disclosure in your risk factor on page 33 that your sponsor, officers, directors, advisors or their affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: In response to the Staff’s comment, the Company has included the following disclosure on pages 33 and 90 of the Amended S-1:

In addition, if such purchases are made, the public “float” of our ordinary shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange. However, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase shares from public shareholders, such purchases would by structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

●	the Company’s registration statement/proxy statement filed for its business combination transaction would disclose the possibility that the Company’s sponsor, directors, officers, advisors or their affiliates may purchase shares from public shareholders outside the redemption process, along with the purpose of such purchases;

●	if the Company’s sponsor, directors, officers, advisors or their affiliates were to purchase shares from public shareholders, they would do so at a price no higher than the price offered through the Company’s redemption process;

●	the Company’s registration statement/proxy statement filed for its business combination transaction would include a representation that any of the Company’s securities purchased by the Company’s sponsor, directors, officers, advisors or their affiliates would not be voted in favor of approving the business combination transaction;

●

the Company’s sponsor, directors, officers, advisors or their affiliates would not possess any redemption rights with respect to the Company’s securities or, if they do acquire and possess redemption rights, they would waive such rights; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

November 9, 2022

●	the Company would disclose in its Form 8-K, before to the Company’s security holder meeting to approve the business combination transaction, the following material items:

○	the amount of the Company’s securities purchased outside of the redemption offer by the Company’s sponsor, directors, officers, advisors or their affiliates, along with the purchase price;
○	the purpose of the purchases by the Company’s sponsor, directors, officers, advisors or their affiliates;
○	the impact, if any, of the purchases by the Company’s sponsor, directors, officers, advisors or their affiliates on the likelihood that the business combination transaction will be approved;
○

the identities of Company security holders who sold to the Company’s sponsor, directors, officers, advisors or their affiliates (if not purchased on the open market) or the nature of Company security holders (e.g., 5% security holders) who sold to the Company’s sponsor, directors, officers, advisors or their affiliates; and

○	the number of Company securities for which the Company has received redemption requests pursuant to its redemption offer.

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,
THE CRONE LAW GROUP P.C.

By:	/s/ Liang Shih
Liang Shih

cc:	Dajiang Guo
Chief Executive Officer
TMT Acquisition Corp